QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.3

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three and nine months ended November 30, 2015. This MD&A should be read in conjunction with our unaudited consolidated interim financial statements and corresponding notes for the three and nine months ended November 30, 2015 and our Annual Information Form for the year ended February 28, 2015 (the "AIF") filed on SEDAR at www.sedar.com (SEDAR) and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR). Our unaudited consolidated interim financial statements and corresponding notes for the three and nine months ended November 30, 2015 are available on SEDAR and EDGAR.

        Our unaudited consolidated interim financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in United States dollars (USD). The information contained in this MD&A is dated as of January 13, 2016 and is current to that date, unless otherwise stated. Our fiscal year commences on March 1 of each year and ends on the last day of February of the following year.

        In this document, unless the context requires otherwise, "we", "us", "our", the "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The contents of this MD&A have been approved by our Board of Directors, on the recommendation of its Audit Committee.

        We refer to both Nokia Solutions and Networks and its predecessor business Nokia Siemens Networks as "Nokia" in this MD&A. Nokia is a trademark of Nokia Corporation or its affiliates.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our cash resources and liquidity; our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; our expectations with respect to our relationships with channel partners; our expectations with respect to end-customer demand for our products; our expectations regarding the development of our target markets; and our plans, objectives and targets for operating cost reductions, revenue growth and margin performance. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are set forth in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not undertake to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

Risks and Uncertainties

        We are exposed to risks and uncertainties in our business, including the risk factors set forth below:

  •
  limited cash resources and our dependence on our credit facilities and accommodations by our lenders and certain suppliers;

  •
  our reliance on a small number of customers for a large percentage of revenue;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  our history of losses;

  •
  our ability to implement our ongoing program of operating cost reductions;

  •
  our dependence on our ability to develop new products, enhance existing products and execute roll-outs on a basis that meets customer requirements;

  •
  uncertainty with the size of any future revenue opportunities through the Nokia channel;

  •
  our exposure to product warranty claims, and inventory and account receivables exposure in relation to recent product quality issues;

  •
  our ability to successfully manage our resources;

  •
  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

  •
  quarterly and annual revenue and operating results that are difficult to predict and can fluctuate substantially;

  •
  a lengthy and variable sales cycle;

  •
  our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services;

  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  our exposure to credit risk for accounts receivable;

  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  the allocation of radio spectrum and regulatory approvals for our products;

  •
  the ability of our customers to secure a license for applicable radio spectrum;

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

  •
  currency fluctuations;

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

  •
  a change in our tax status or assessment by domestic or foreign tax authorities;

  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  product defects, product liability claims, and health and safety risks relating to wireless products;

  •
  the impact that general economic weakness and volatility may be having on our customers;

  •
  disruption resulting from economic and geopolitical uncertainty;

  •
  risks associated with our outstanding warrants and the impact that the terms of such warrants may have on our ability to raise capital and undertake certain business transactions;

  •
  risks associated with possible loss of our foreign private issuer status; and

  •
  risks and expenses associated with our common shares, including large fluctuations in the trading price of our common shares, and being a public company.

        In our most recent quarter ended on November 30, 2015, approximately 40% of our sales were through the Nokia channel. Recent developments within Nokia, including Nokia's combination with Alcatel-Lucent, have increased uncertainty for the future of this channel. See "Relationship with Nokia".

        Also see the discussion under "Recent Developments-Liquidity Discussion" in this MD&A, as well as the discussion under "Risk Factors" contained in our most recently filed AIF.

        Any of the risks referred to above could cause actual results or outcomes to differ materially from those discussed in forward-looking statements. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks and uncertainties, the forward-looking events described in this MD&A might not occur or might not occur when stated.

Non-GAAP Performances Measures

        Readers are cautioned that this MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. See discussion below under "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION

	Three Months Ended			Nine Months Ended
	November 30, 2015	November 30, 2014	November 30, 2013	November 30, 2015	November 30, 2014	November 30, 2013
REVENUE	20,997	47,320	22,169	74,254	114,024	72,154
Cost of sales–before inventory provisions	15,853	39,330	19,320	58,551	92,942	63,528

Gross profit before inventory provisions (note 1)	5,144	7,990	2,849	15,703	21,082	8,626

	24.5%	16.9%	12.9%	21.1%	18.5%	12.0%
Inventory provisions	210	272	389	1,235	1,585	552

Gross profit	4,934	7,718	2,460	14,468	19,497	8,074

	23.5%	16.3%	11.1%	19.5%	17.1%	11.2%
EXPENSES
Research and development	2,873	4,827	5,000	10,981	14,386	15,085
Selling and marketing	2,418	3,557	3,479	8,714	10,230	10,036
General and administrative	3,398	3,808	4,144	10,487	11,797	13,325

	8,689	12,192	12,623	30,182	36,413	38,446

Loss before other items	(3,755)	(4,474)	(10,163)	(15,714)	(16,916)	(30,372)
Goodwill impairment	—	—	—	(11,927)	—	—
Restructuring costs	(1,419)	—	—	(1,419)	—	—
Amortization of intangible assets	(149)	(333)	(500)	(481)	(981)	(1,496)
Accretion expense	(36)	(69)	(53)	(168)	(109)	(174)
Interest expense	(499)	(301)	(392)	(1,590)	(1,105)	(1,310)
Warrant issuance expenses	—	—	(662)	—	(221)	(662)
Gain on change in estimate	—	200	2,970	—	301	3,312
Gain on contract amendment	—	—	417	—	—	5,702
Gain on sale of fixed assets	—	18	—	—	18	—
Fair value adjustment–warrant liability	293	1,880	3,587	1,188	1,028	3,587
Foreign exchange (loss) gain	270	145	(724)	(24)	519	(1,219)

Loss before income taxes	(5,295)	(2,934)	(5,520)	(30,135)	(17,466)	(22,632)
Income tax expense	459	502	102	2,146	1,047	270

Net Loss	(5,754)	(3,436)	(5,622)	(32,281)	(18,513)	(22,902)
Net (Income) Loss Attributable to Non-Controlling Interest	(493)	(320)	113	(892)	(739)	259

Net Loss attributable to shareholders	(6,247)	(3,756)	(5,509)	(33,173)	(19,252)	(22,643)
Basic & Diluted loss per share	(0.08)	(0.05)	(0.12)	(0.44)	(0.29)	(0.55)
Basic & Diluted weighted average shares outstanding	75,450,850	75,254,452	47,329,275	75,341,034	65,738,695	41,144,953

Note 1: "Gross profit before inventory provisions" is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The principal differences between the three and nine months ended November 30, 2015 and November 30, 2014 are explained as follows:

  •
  The reduction in revenue can be attributed primarily to reduced sales both through the Nokia channel and to a Tier 1 carrier in India.

  •
  The gross profit percentage increased during the three and nine months ended November 30, 2015 compared to the same periods in fiscal year 2015 due primarily to a change in the mix of customers and products.

  •
  Operating expenses were $3.5 million and $6.2 million lower than they were in the same periods in the previous year. The decreases were driven by factors including lower compensation costs which resulted from restructuring activities, lower material and contractor spending, as well as lower travel spending. Canadian based costs were lower when translated to USD because of the weakened Canadian dollar.

        The principal differences between the three and nine months ended November 30, 2015 and November 30, 2013 are explained as follows:

  •
  Revenue changes between these two periods can be attributed to lower sales both through the NSN channel and to direct customers in the Middle East and Europe, which was offset by higher sales to India.

  •
  Our gross profit percentage was higher during the three and nine months ended November 30, 2015 compared to the same periods two years prior. A higher percentage of sales in the three and nine months ended November 30, 2013 were made through OEM channels with inherently lower gross profit percentage levels. In addition, costs associated with raw material components and distribution were higher in fiscal year 2014.

  •
  Operating expenses were $3.9 million and $8.3 million lower than they were in the same periods two years prior primarily as a result of lower depreciation, and compensation related spending following global restructuring activities. A weakened Canadian dollar ("CAD") also reduced our USD-translated operating expenses in fiscal year 2016.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Consolidated Balance Sheet Data

	As at November 30, 2015	As at February 28, 2015
Assets
Current Assets
Cash and cash equivalents	7,784	23,692
Trade receivables	27,566	48,626
Inventory	25,403	24,294
Other current assets	3,611	5,834
Deferred tax asset	25	61

	64,389	102,507
Long Term Assets
Property and equipment	4,148	4,322
Deferred tax asset	—	1,485
Deferred financing cost	—	18
Intangible assets	704	794
Goodwill	—	11,927

	4,852	18,546
Total Assets	69,241	121,053

Liabilities
Debt facility	26,652	—
Accounts payable and accrued liabilities	26,118	40,163
Deferred revenue	2,024	830
Capital lease obligation	211	514
Warrant liability	47	—

	55,052	41,507
Long Term Liabilities
Debt facility	—	32,400
Other long term liabilities	888	1,139
Warrant liability	4	1,239

	892	34,778
Shareholders' equity
Capital stock	221,126	220,952
Contributed surplus	9,024	8,388
Deficit	(209,094)	(175,921)
Accumulated other comprehensive loss	(9,618)	(9,618)

Total Shareholder's equity	11,438	43,801
Non-controlling interests	1,859	967

Total Equity	13,297	44,768
Total Liabilities and Equity	69,241	121,053

Shares issued and outstanding	75,487,649	75,290,818

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recently completed eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes.

        Historically, our financial results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results reflect the project nature of network installations. In addition, results may vary as a result of staffing levels, infrastructure additions required to support our operations and material costs required to support design initiatives.

	FY14		FY15				FY16
	Feb 28 2014	May 31 2014	Aug 31 2014	Nov 30 2014	Feb 28 2015	May 31 2015	Aug 31 2015	Nov 30 2015

Revenue	17,857	28,771	37,933	47,320	43,742	26,340	26,917	20,997
Gross Profit before inventory provisions (note 1)	3,115	5,976	7,116	7,990	9,684	5,844	4,715	5,144
Gross Profit %	17.4%	20.8%	18.8%	16.9%	22.1%	22.2%	17.5%	24.5%
Inventory provisions	526	90	1,223	272	1,187	295	730	210
Gross Profit after inventory provisions	2,589	5,886	5,893	7,718	8,497	5,549	3,985	4,934
Gross Profit % after inventory provisions	14.5%	20.5%	15.5%	16.3%	19.4%	21.1%	14.8%	23.5%
Operating Expenses	11,790	12,056	12,165	12,192	11,304	10,963	10,530	8,689
Loss before other items	(9,201)	(6,170)	(6,272)	(4,474)	(2,807)	(5,414)	(6,545)	(3,755)
–(gross profit less operating expenses)
Loss for the period	(11,599)	(6,667)	(8,410)	(3,436)	(2,123)	(5,824)	(20,703)	(5,754)
Net loss per share
Basic and Diluted	(0.20)	(0.11)	(0.14)	(0.05)	(0.03)	(0.08)	(0.28)	(0.08)
Weighted average number of shares outstanding
Basic & Diluted	57,062,936	58,194,153	63,894,060	75,254,452	75,276,644	75,298,537	75,372,314	75,450,850
Total Assets	91,120	86,130	110,597	120,291	121,053	113,587	88,327	69,241

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

principal application of DragonWave's products is mobile network backhaul. Additional applications include leased line replacement, last mile fiber extension and enterprise networks.

        We support product lines branded under the names Horizon, Avenue and Avenue Lite, Harmony and Harmony Lite, Harmony Eband and Harmony Enhanced. The key elements of our solutions include: high performance; carrier-grade availability; cost-competitiveness; support of legacy networking standards; and the availability of advanced network management and wireless network IP planning.

        The demand for our products is driven by global trends, including IP convergence and pressure on backhaul capacity caused by increased functionality of mobile devices, the shift in demand from voice to multimedia content and services, growing demand for wireless coverage, increasing number of subscribers, and investment in radio access network spectrum. In our target markets, network traffic is shifting from legacy TDM traffic to IP-based traffic to improve network efficiency and enable IP-based services. Principally, we target the global wireless communications service provider market and, in particular, those service providers offering high-capacity wireless communication services, including traditional cellular service providers and emerging broadband wireless access (BWA) service providers.

        We sell our products both directly and indirectly through our channel partners.

        Our direct customers are typically service providers that operate networks in large geographical areas. The sales cycle to this class of customer typically involves a trial (or trials), and typically requires nine to twelve months from first contact before orders are received, but can be longer, particularly in greenfield situations. Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply agreement. Master supply agreements provide the framework for future business and do not generally include any volume commitments.

        Our channel partners are distributors, value-added resellers and OEMs including system integrators and network equipment vendors. In 2012, we acquired Nokia's microwave product line. Nokia rebrands our Harmony product as FlexiPacket. During the three and nine months ended November 30, 2015, the Nokia channel accounted for 40% and 43% respectively of our sales. See "Relationship with Nokia" below.

        We also have a 50.1% owned subsidiary, DragonWave HFCL India Private Limited ("DragonWave HFCL") to address the Indian market. Because we have a controlling interest in the subsidiary we consolidate its results. Our sales of services and locally sourced material in India flowed through DragonWave HFCL and accounted for $2.6 million and $8.3 million of our total revenue in the three and nine months ended November 30, 2015.

        We outsource most of our manufacturing and certain elements of the supply chain management and distribution functions. Outsourcing these functions allows us to focus on designing, developing, selling and supporting our products. Our research and development expenses have historically been, and will continue to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Our industry is global and highly competitive. We face competition in our target markets from two types of microwave equipment suppliers: hybrid equipment suppliers (including NEC Corporation, Alcatel-Lucent (recently acquired by Nokia), Ericsson and Huawei) and suppliers, like us, of Ethernet equipment (including SIAE Microelettronica, Ceragon Networks Ltd. and Aviat Networks, Inc.). We also face competition from full service network integrators such as Huawei, NEC Corporation, Alcatel-Lucent (recently acquired by Nokia) and Ericsson, who have developed competing Ethernet-based products for IP networks.

        Our business priorities include: managing resources to minimize cash demands; strengthening our balance sheet; maintaining our global reach while focusing on key revenue growth areas; maintaining and growing our relationships with channel partners; building on customer wins; and building toward leadership in outdoor smallcell backhaul.

        Our primary operational objective is to achieve cash flow break-even and reduce our net losses. To this end, we plan to focus on revenue opportunities with higher gross margin potential and lower working capital requirements, at the same time as we restructure the size of the organization to stay in line with our current revenue levels and geographic focus.

Recent Developments

Highlights of Our Financial Results

        The following are key points on our results of operations for the three and nine months ended November 30, 2015, compared to the same periods in the prior fiscal year:

  •
  Our revenue decreased by $26.3 million when comparing the three month periods ended November 30, 2015 and November 30, 2014. When comparing the nine month periods, revenue decreased by $39.8 million between fiscal year 2015 and fiscal year 2016. The primary factors contributing to revenue changes included decreases in sales through the Nokia channel, and to a Tier 1 carrier in India. Decreases to direct customers in Europe, the Middle East and Africa were partially offset by increases to direct customers in North America.

  •
  Our gross profit percentage in the third quarter of FY2016 increased to 23.5%, compared to 16.3% in the third quarter of FY2015. A change in customer and product mix has driven this improvement.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  Operating expenses decreased as well. The following table highlights the key factors contributing to the lower operating expenses.

	Q3 FY2016 vs. Q3 FY2015	YTD FY2016 vs. YTD FY2015
Key Drivers:
Compensation related spending	(1.4)	(0.5)
Restructuring costs in Q1 FY2016	—	(0.4)
Material spending on prototypes & tooling costs	(0.2)	(1.2)
Depreciation	—	(0.4)
Travel & living	(0.5)	(0.8)
Contractor and professional services spending	(0.6)	(0.3)
Foreign exchange benefit to operating expenses of translating Canadian dollar expenses to USD	(0.8)	(2.6)

(as the Canadian dollar has weakened our USD translated expenses have decreased)	(3.5)	(6.2)

  •
  We recorded a restructuring expense in the amount of $1.4 million related to staff reductions which took place in the three months ended November 30, 2015.

  •
  We recorded a non-cash impairment charge of $11.9 million in the three months ended August 31, 2015 after performing our annual goodwill impairment test. This adjustment is reflected in the nine months ended November 30, 2015

  •
  A fair value adjustment gain of $0.3 million and $1.2 million, respectively, was realized during the three and nine month periods ended November 30, 2015, as a result of a depreciation of the warrant valuation on the remaining warrants outstanding from the public equity offerings completed in September 2013 and August 2014.

  •
  Other items before taxes impacting the loss in the third quarter and during the nine months ended November 30, 2015 totaled $0.4 million and $2.3 million, respectively, and included amortization of software assets, accretion expense, interest expense, and a foreign exchange gain.

  •
  We increased a valuation allowance on a deferred tax asset related to net operating loss carry-forwards in the United States in the nine months ended November 30, 2015 for $1.5 million and recognized a tax expense associated with taxes owing in profitable jurisdictions in the amount of $0.5 million and $0.7 million for the three and nine months ended November 30, 2015 respectively.

  •
  The net loss applicable to shareholders was $6.2 million and $33.2 million, respectively, for the three and nine months ended November 30, 2015.

  •
  In the three months ended November 30, 2015, we repaid $6.2 million on our line of credit which decreased the outstanding debt balance to $26.7 million. We have repaid a further $4.5 million to the date of this MD&A. As a result, as of the date of this MD&A the balance of our line of credit is $22.2 million. Our ending cash position at November 30, 2015 was $7.8 million.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Liquidity and Cash Resources

        The consolidated interim financial statements for the three and nine months ended November 30, 2015 have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. We have a history of losses and we have consumed significant cash resources in the past, and we have continued to do so in the nine months ended November 30, 2015. Recently, additional pressure has been placed on our liquidity position as a result of reduced revenue from a significant OEM channel and challenges with product shipped in the three months ended August 31, 2015 to a new customer in India. As a result we have breached the terms of our debt facility, we are currently operating under forbearance and we have yet to conclude on a longer term agreement. At January 13, 2016 we are in breach of one of the financial terms of the forbearance agreement. These factors have raised substantial doubt about our ability to continue as a going concern. Our plans to restructure the business and overcome these difficulties include several key assumptions.

        Some of the significant assumptions include our continued efforts in the following areas:

  •
  Targeting our sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Continuing to minimize fixed and variable operating expenses – leveraging the savings achieved through staff reductions internationally in the three months ended November 30, 2015;

  •
  Renegotiating the terms of existing debt facilities;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Resolving the dispute over product shipped in the three months ended August 31, 2015 to a new customer in India and pursuing our related contractual legal remedies;

  •
  Exploring opportunities to sell non-core intellectual property and legacy product technology;

  •
  Adjusting our business focus and resources as a result of a revised channel strategy that moves away from Nokia;

  •
  Reducing inventory levels in both raw material and finished goods inventory; and,

  •
  Working closely with vendors to ensure supply continuity;

        These plans may be difficult to achieve. It is possible that the plans described above may not be fully executed or may occur too slowly to solve our current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. These consolidated interim financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if we are unable to continue as a going concern. Such adjustments could be material.

Expense Reduction Actions

        As part of an overall plan to decrease our operating expenses we reduced our global workforce early in the third quarter of fiscal 2016 by approximately 23%. The reductions impacted our Shanghai design center as well as a number of sales and customer support centers around the world. Staff changes also occurred across a variety of functional areas in Canada. We recognized a restructuring expense of

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

$1.4 million, and approximately $0.2 million of that amount remains as a liability on the balance sheet at November 30, 2015. It is expected that the reduction in staff will enable us to reduce operating expenses by approximately $7.0 million annually.

Product Issues in India

        During the deployment phase with a new Tier 1 customer in India we experienced an unexpected problem with our product. Our root cause analysis identified the cause of the problem and a plan was developed which would fully address the problem through a retrofit. Replacement parts for the retrofit involve a well-known and reliable technology and are readily available. The customer was advised of this solution, however the deployment has not resumed. We continue to pursue a resolution to this situation.

Relationship with Nokia

        Following, Nokia's announced combination with Alcatel-Lucent (ALU), which has a vertically integrated microwave business unit, we announced that we have reshaped our channel strategy. Our revised strategy primarily positions our latest and new products directly to customers. A mutual understanding between our Company and Nokia on the companies' future relationship is an important part of that strategy.

        Our future relationship will be focused on the following:

  •
  Supply of Legacy Products.  Nokia will continue to be our main channel to supply the Harmony Flexipacket Multiradio (Harmony Radio) product family and legacy products.

  •
  Support of Installed Base.  We will continue to provide software maintenance and level 3 hardware support to Nokia for the large installed base of network elements deployed by both our Company and Nokia to date.

  •
  New products.  Our companies may mutually agree on a case by case basis to address additional future specific customer requests of our new products through Nokia. For us this focused approach will replace the current open ecosystem environment.

        To facilitate these ongoing activities, our global framework agreements will continue in place.

Debt Facility

        Following our breach of certain covenants at August 31, 2015 and in light of our liquidity issues, our credit facility and our relationship with our lenders is a primary focus for us.

        We have an existing credit facility with Comerica Bank and Export Development Canada which is an asset based credit facility and was structured for a total of $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities. We had drawn $26.7 million on the facility as at November 30, 2015 (February 28, 2015-$32.4 million), and $1.8 million against our letter of credit facility (February 28, 2015-$1.9 million). The credit facility which was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of our assets and our principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties and credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        We have in place a forbearance agreement until January 29, 2016, which identifies new minimum covenant levels reflecting our revised financial plans. The forbearance agreement includes a requirement to hold a minimum of $3.0 million at Comerica Bank. In addition, the forbearance agreement reduces the facility commitment from $40.0 million to $35.0 million and implements more frequent monitoring. Subsequent to November 30, 2015 we repaid $4.5 million on the line of credit. As of the date of this MD&A the balance of the line of credit is $22.2 million. We are not in compliance with one of the financial terms of the forbearance agreement at January 13, 2016.

        Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. During the three and nine month period ended November 30, 2015 the weighted average debt outstanding was $29.1 million and $31.7 million (three months and nine months ended November 30, 2014-$19.4 million and $17.8 million) and we recognized $0.5 million and $1.6 million in interest expense related to the debt facility (three and nine months ended November 30, 2014-$0.3 million and $0.9 million).

Strategic Review Process

        Our Board of Directors reviews our corporate strategy on an ongoing basis. The Board continues to review all strategic and financial alternatives that may be available, including a potential sale of the Company, debt or equity financing, business combinations, joint ventures and strategic alliances, and ways to optimize our stand alone plan. To assist in the strategic and financial elements of this review, CIBC World Markets Inc. has been engaged as adviser to the Board and H. C. Wainwright & Co. has been engaged to investigate financing options for the Company. The strategic review is overseen by the Board of Directors.

Transfer of Securities to the NASDAQ Capital Market

        On September 1, 2015 we announced that the transfer of the listing of our securities from The NASDAQ Global Market to The NASDAQ Capital Market had been approved by the Staff of the NASDAQ Listing Qualifications Department ("NASDAQ Staff"), effective as of the opening of trading on August 28, 2015. Our common shares continue to trade under the symbol "DRWI".

        As previously announced, on March 5, 2015, we received notice that our closing bid price had been below US$1.00 per share for 30 consecutive business days and that, accordingly, the NASDAQ Staff had granted us an extension through November 30, 2015 to regain compliance with the US$1.00 per share bid price requirement. We were not been able to regain compliance with this requirement within such period, and as a result we transferred the listing of our common shares from The NASDAQ Global Market to The NASDAQ Capital Market. In connection with such transfer, we were granted an additional 180 days to regain compliance with the minimum $1.00 bid price per share requirement. The new extension period runs through February 29, 2016. In order to regain compliance with the $1.00 per share bid price requirement, our common stock must close at $1.00 per share or more for a minimum of 10 consecutive business days (subject to being increased to 20 consecutive business days at the discretion of NASDAQ's Staff) prior to the end of the new extension period. If we cannot demonstrate compliance with this requirement by February 29, 2016, or it does not comply with the terms of the extension granted by the NASDAQ Staff, our common stock may then be subject to delisting.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        On December 1, 2015, we announced that, we will hold a meeting of shareholders on January 26, 2016 to consider, a special resolution to authorize an amendment of our articles which would enable the consolidation of our common shares. Subject to the approval of the Toronto Stock Exchange, approval of the special resolution by shareholders would give the Board of Directors the authority to implement the share consolidation at a consolidation ratio between 15-for-1 and 25-for-1, or, in its discretion, revoke the special resolution, without further approval or action or prior notice to shareholders. If approved and implemented, the share consolidation will occur simultaneously for all of our common shares and will affect all shareholders uniformly. We expect that a consolidation would meet the requirement set out by the NASDAQ Staff.

Adjusted Cashflow from Operations/Adjusted EBITDA

Please note: Adjusted Cashflow from Operations/Adjusted EBITDA is a non-GAAP measure. See "Use of Non-GAAP Performance Measures".

	FY16 Q3	FY16 Q2	FY16 Q1	FY15 Q4
Revenue	20,997	26,917	26,340	43,742
Cost of Sales	16,063	22,236	20,791	35,245

Gross Profit	4,934	3,985	5,549	8,497
	23.5%	14.8%	21.1%	19.4%
Add:
Inventory Provisions	210	730	295	1,187

Gross profit before inventory provisions (Note 1)	5,144	4,715	5,844	9,684
	24.5%	17.5%	22.2%	22.1%
Operating Expenses	8,689	10,530	10,963	11,304
Less:
Amortization	(494)	(498)	(472)	(446)
Stock-based compensation	(273)	(228)	(277)	(302)

	7,922	9,804	10,214	10,556

Adjusted Cashflow from Operations/Adjusted EBITDA	(2,778)	(5,089)	(4,370)	(872)

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

Comparison of the three and nine months ended November 30, 2015 and November 30, 2014

Revenue

Three Months Ended			Nine Months Ended
November 30, 2015	November 30, 2014	Variance	November 30, 2015	November 30, 2014	Variance
$	$	$	$	$	$
20,997	47,320	(26,323)	74,254	114,024	(39,770)

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        We continue to have one reportable segment, broadband wireless backhaul equipment. The majority of our sales come from the shipment of equipment (as opposed to services or software) either through direct sales, sales to distributors, or through original equipment manufacturers (OEMs).

        We also analyze our sales according to geographic region and target product development and sales strategies to meet the unique requirements of each region. The table below displays this information for the three months ended November 30, 2015 and November 30, 2014.

	Three Months Ended November 30, 2015				Three Months Ended November 30, 2014
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	519	—	519	2%	1,180	—	1,180	2%
Europe, Middle East & Africa	1,728	6,860	8,588	41%	1,855	16,377	18,232	39%
India	2,176	1,296	3,472	17%	12,366	4,595	16,961	36%
United States	6,057	—	6,057	29%	5,027	—	5,027	11%
Rest of World	2,140	221	2,361	11%	3,164	2,756	5,920	12%

	12,620	8,377	20,997	100%	23,592	23,728	47,320	100%

        The table below displays the geographic comparatives for the nine months ended November 30, 2015 and 2014.

	Nine Months Ended November 30, 2015				Nine Months Ended November 30, 2014
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	2,099	—	2,099	3%	3,222	—	3,222	3%
Europe, Middle East & Africa	5,395	26,130	31,525	42%	7,407	44,461	51,868	45%
India	12,748	3,281	16,029	22%	18,983	8,230	27,213	24%
United States	17,399	19	17,418	23%	15,023	—	15,023	13%
Rest of World	4,606	2,577	7,183	10%	5,399	11,299	16,698	15%

	42,247	32,007	74,254	100%	50,034	63,990	114,024	100%

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following chart identifies the major contributors to the decrease in sales between fiscal year 2016 and fiscal year 2015.

	Three months ended Nov 30	Nine months ended Nov 30
Revenue ended November 30, 2014	47,320	114,024
Decrease in sales through Nokia Channel	(15,351)	(31,983)
Decrease in direct sales to a Tier 1 carrier located in India	(10,190)	(6,235)
Increase in direct and indirect sales in North America	369	1,253
Decrease in direct sales in Europe, Middle East & Africa	(127)	(2,012)
Other	(1,024)	(793)

Total Change	(26,323)	(39,770)

Revenue ended November 30, 2015	$20,997	$74,254

Gross Profit

	Three Months Ended			Nine Months Ended
	November 30, 2015	November 30, 2014	Variance	November 30, 2015	November 30, 2014	Variance
	$	$	$	$	$	$
Gross Profit before inventory provisions	5,144	7,990	(2,846)	15,703	21,082	(5,379)
(Note)	24.5%	16.9%	7.6%	21.1%	18.5%	2.6%
Inventory provisions	210	272	(62)	1,235	1,585	(350)
Gross Profit	4,934	7,718	(2,784)	14,468	19,497	(5,029)
	23.5%	16.3%	7.2%	19.5%	17.1%	2.4%

Note: Gross profit before inventory provision is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

        A large component of our cost of sales is the cost of products purchased from outsourced manufacturers. Final testing and assembly for the links sold by us is carried out both at our premises and at the premises of our contract manufacturers. Additional costs for logistics and warranty activities are included in cost of sales. We use the services of a number of outsourced contract manufacturers with locations in Germany, China and Malaysia.

        Our gross profit percentage increased during the three and nine months ended November 30, 2015 compared to the same periods in the prior fiscal year. The primary reasons for the improvement relate to a change in the mix of customers, and an increase in the percentage of higher margin products and services in fiscal 2016.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Expenses

        The foreign exchange benefit on the charts below is the estimated reduction in the expenses paid in Canadian dollars when translated to USD. The Canadian dollar has weakened relative to the USD between FY2015 and FY2016.

Canadian dollar to USD average rates:

	FY2016	FY2015	% change
Q1	0.80	0.91	11%
Q2	0.78	0.92	15%
Q3	0.76	0.90	15%

Research and Development

Three Months Ended			Nine Months Ended
November 30, 2015	November 30, 2014	Variance	November 30, 2015	November 30, 2014	Variance
$	$	$	$	$	$
2,873	4,827	(1,954)	10,981	14,386	(3,405)

        Research and development ("R&D") costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities. Staff employed in this functional area are located in Canada and China. Staff levels declined by approximately 38% between November 30, 2014 and November 30, 2015 primarily as a result of restructuring initiatives. A reduction in materials spending also contributed to the decline. The impact of a weakened Canadian dollar reduced the cost of our Canadian based expenses when translated to United States dollars.

Changes to R&D Expenses in USD Millions:

	Q3 FY2016 vs. Q3 FY2015	YTD FY2016 vs. YTD FY2015
Key Drivers:
Compensation related spending (includes Q1 FY2016 termination costs of $0.4 million)	(0.7)	(0.4)
Depreciation	(0.1)	(0.8)
Material spending on prototypes	(0.8)	(1.0)
Rent (China)	(0.2)	(0.4)
Foreign exchange–benefit of Canadian to USD conversion	(0.2)	(0.8)

	(2.0)	(3.4)

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Sales and Marketing

Three Months Ended			Nine Months Ended
November 30, 2015	November 30, 2014	Variance	November 30, 2015	November 30, 2014	Variance
$	$	$	$	$	$
2,418	3,557	(1,139)	8,714	10,230	(1,516)

        Sales and marketing ("S&M") expenses include the remuneration of sales, marketing, product line management and customer service staff, including their associated travel and other spending. Recent staff reductions which were part of the restructuring efforts undertaken in September, 2015 impacted the S&M organization as well.

Changes to S&M Expenses in USD Millions:

	Q3 FY2016 vs. Q3 FY2015	YTD FY2016 vs. YTD FY2015
Key Drivers:
Compensation related spending	(0.3)	(0.3)
External contracted services	(0.2)	0.1
Variable compensation (program changes and lower revenue)	(0.2)	(0.3)
Travel & living	(0.2)	(0.4)
Foreign exchange	(0.2)	(0.6)

	(1.1)	(1.5)

General and Administrative

        General and administrative ("G&A") expenses include finance, human resources and the executive office, as well as the portion of the costs of the operations organization which does not flow directly into Cost of Sales. This operations team includes inventory and production management, as well as IT and purchasing.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Changes to G&A Expenses in USD Millions:

	Three Months Ended			Nine Months Ended
	November 30, 2015	November 30, 2014	Variance	November 30, 2015	November 30, 2014	Variance
	$	$	$	$	$	$
	3,398	3,808	(410)	10,487	11,797	(1,310)
Breakdown by functional area:
Finance, human resources and exec office	1,339	1,855	(516)	4,968	5,668	(700)
Operations groups not in Cost of Sales	1,747	1,621	126	4,564	5,344	(780)
DragonWave HFCL spending	312	332	(20)	955	785	170

	3,398	3,808	(410)	10,487	11,797	(1,310)

Changes to G&A expenses in USD millions:

	Q3 FY2016 vs. Q3 FY2015	YTD FY2016 vs. YTD FY2015
Key Drivers:
Compensation related spending	(0.1)	—
Travel & living	(0.2)	(0.4)
Professional fees and insurance costs	(0.2)	0.2
Warehousing costs	0.4	—
Operations/IT related contractor spending	(0.1)	(0.3)
Operations spending not recovered through Cost of Goods Sold	0.2	0.4
(results from lower volumes)
Foreign exchange	(0.4)	(1.2)

	(0.4)	(1.3)

Goodwill Impairment

Three Months Ended			Nine Months Ended
November 30, 2015	November 30, 2014	Variance	November 30, 2015	November 30, 2014	Variance
$	$	$	$	$	$
—	—	—	(11,927)	—	(11,927)

        We recorded a non-cash impairment charge of $11.9 million in the nine months ended November 30, 2015 after performing our annual goodwill impairment test which indicated the carrying value of the goodwill was fully impaired.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Amortization of Intangible Assets

Three Months Ended			Nine Months Ended
November 30, 2015	November 30, 2014	Variance	November 30, 2015	November 30, 2014	Variance
$	$	$	$	$	$
149	333	(184)	481	981	(500)

        The amortization of software has decreased significantly as the net book value of software on the balance sheet has been declining.

Accretion Expense

Three Months Ended			Nine Months Ended
November 30, 2015	November 30, 2014	Variance	November 30, 2015	November 30, 2014	Variance
$	$	$	$	$	$
36	69	(33)	168	109	59

        Accretion expenses have been recognized for both capital leases and for the termination liability which exists in connection with the termination of a services agreement with Nokia. In the prior fiscal year capital leases accounted for 100% of the accretion expense. In fiscal year 2016 the accretion expense associated with the termination liability represents approximately 80% of the total expense in this category.

Interest Expense

Three Months Ended			Nine Months Ended
November 30, 2015	November 30, 2014	Variance	November 30, 2015	November 30, 2014	Variance
$	$	$	$	$	$
499	301	198	1,590	1,105	485

        Interest expense relates primarily to interest on our debt facility, this expense has increased because the weighted average debt outstanding has increased between fiscal year 2016 and fiscal year 2015.

        During the three month period ended November 30, 2015 the weighted average debt outstanding was $29.1 million (three month period ended November 30, 2014–$19.4 million) while for the nine month period ended November 30, 2015 it was $31.7 million (nine months ended November 30, 2014–$17.8 million). Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Gain on Change in Estimate

Three Months Ended			Nine Months Ended
November 30, 2015	November 30, 2014	Variance	November 30, 2015	November 30, 2014	Variance
$	$	$	$	$	$
—	(200)	200	—	(301)	301

        During the nine months ended November 30, 2014, we revised the Nokia termination fee estimate, received the final invoice, and determined the payment schedule of the Italian operations termination fee. This resulted in a gain in change in estimate.

        The total termination fee liability is valued at $3.2 million as at November 30, 2015. All of this liability is considered short term in nature.

Fair Value Adjustment-Warrant Liability

Three Months Ended			Nine Months Ended
November 30, 2015	November 30, 2014	Variance	November 30, 2015	November 30, 2014	Variance
$	$	$	$	$	$
293	1,880	(1,587)	1,188	1,028	160

        The warrant liability is required to be presented at its estimated fair value as at each balance sheet date. As DragonWave's stock price has decreased, the liability has decreased as well, which has resulted in a recognition of a gain in the consolidated statement of operations.

Foreign Exchange (Gain)/Loss

Three Months Ended			Nine Months Ended
November 30, 2015	November 30, 2014	Variance	November 30, 2015	November 30, 2014	Variance
$	$	$	$	$	$
(270)	(145)	(125)	24	(519)	543

        The foreign exchange gains and losses result from the translation of foreign denominated monetary accounts and the strength of the U.S. dollar relative to foreign currencies. During the three and nine months ended November 30, 2015 the translation of liability accounts resulted in foreign currency gains of $0.3 million for the three months ended November 30, 2015. With higher cash balances denominated in other currencies earlier in fiscal year 2016 the gains on liability accounts were offset by losses on the translation of those accounts. Consequently the November 30, 2015 year to date foreign exchange balance is an expense of $24 thousand.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Income Taxes Expense

	Three Months Ended			Nine Months Ended
	November 30, 2015	November 30, 2014	Variance	November 30, 2015	November 30, 2014	Variance
	$	$	$	$	$	$
Increase in valuation allowance on deferred tax asset	—	—	—	1,485	—	1,485
Income tax expense	459	502	(43)	661	1,047	(386)

	459	502	(43)	2,146	1,047	1,099

        For the three and nine months ended November 30, 2015 we recognized a tax expense of $0.5 million and $2.1 million respectively (three and nine months ended November 30, 2014-$0.5 million and $1.0 million).

        As of November 30, 2015 our deferred tax assets relate to net operating loss carry-forwards in the United States. During the nine months ended November 30, 2015 we recorded an increase in the valuation allowance of $1.5 million as we believe it is more likely than not that the related deferred tax assets will not be realized (increase in the valuation allowance in the three and nine months ended November 30, 2014-nil).

        We accrue tax expenses for entities located in foreign jurisdictions that are anticipated to be profitable for fiscal year 2016. The determination of our tax provision is based on the statutory tax rates applicable in each region and takes into account any available tax losses in each country. For the three and nine months ended November 30, 2015, we recognized a tax expense of $0.5 million and $0.7 million relating to foreign jurisdictions which are anticipated to be profitable within the current fiscal year.

Use of Non-GAAP Performance Measures

  "Gross profit before inventory provisions"

        In this MD&A, we break out "Gross profit before inventory provisions" as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. "Gross profit before inventory provisions" does not have any standardized meaning prescribed by GAAP, it is therefore unlikely to be comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare gross profit results without the impact of inventory provisions, since our inventory provisions generally relate to discontinuance of products. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. We calculate "Gross profit before inventory provisions" consistently over each fiscal period.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three and nine months ended November 30, 2015 to "Gross profit before inventory provisions" is "Gross profit".

  "Adjusted Cashflow from Operations/Adjusted EBITDA"

        In this MD&A, we also break out "Adjusted Cashflow from Operations" also called "Adjusted EBITDA". This measure corresponds to earnings before interest, taxes, depreciation and amortization less elements that are non-cash in nature. Because it omits non-cash items, we feel that Adjusted Cashflow from Operations/Adjusted EBITDA better represents the cash impact of the results of operations in the period. Adjusted Cashflow from Operations/Adjusted EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. Consistent improvement in Adjusted Cashflow from Operations/Adjusted EBITDA is one of management's primary objectives. Reducing cash usage from drivers other than working capital and capital investments is an important objective for us and we believe this financial measure is therefore useful to investors in evaluating our operating performance.

        The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three and nine months ended November 30, 2015 to "Adjusted Cashflow from Operations/Adjustment EBITDA" is "Net Loss". A reconciliation of "Adjusted Cashflow from Operations/Adjusted EBITDA" to "Net Loss" is set out below.

  "Days Sales Outstanding excluding Tier 1 carrier in India"

        In this MD&A we break out "Days Sales Outstanding excluding Tier 1 carrier in India" as this measure allows management to evaluate our DSO performance and compare to prior periods absent the effect of the extended payment terms granted to this customer. "Days Sales Outstanding excluding Tier 1 carrier in India" does not have any standardized meaning prescribed by GAAP, it is therefore not comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare DSO results without the impact of extended payment terms granted to one customer, since these terms are not standard for us and are unlikely to be afforded to other customers. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three months ended November 30, 2015 to "Days Sales Outstanding excluding Tier 1 carrier in India" is "Days Sales Outstanding".

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Reconciliation of Adjusted Cashflow from Operations/Adjusted EBITDA to Net Loss

	FY16 Q3	FY16 Q2	FY16 Q1	FY15 Q4
Adjusted Cashflow from Operations/Adjusted EBITDA	(2,778)	(5,089)	(4,370)	(872)
Include the following items:
Stock-based compensation	(273)	(228)	(277)	(302)
Inventory provisions	(210)	(730)	(295)	(1,187)
Amortization of Property Plant and Equipment	(494)	(498)	(472)	(446)
Goodwill impairment	—	(11,927)	—	—
Restructuring Costs	(1,419)	—	—	—
Amortization of intangible assets	(149)	(149)	(183)	(207)
Accretion expense	(36)	(61)	(71)	(59)
Interest expense	(499)	(560)	(531)	(452)
Gain on change in estimate	—	—	—	(234)
Fair value adjustment–warrant liability	293	373	522	979
Foreign exchange (loss) gain	270	(214)	(80)	327
Income taxes	(459)	(1,620)	(67)	330

Net Loss	(5,754)	(20,703)	(5,824)	(2,123)

Liquidity and Capital Resources

        The following table sets out some of the key balance sheet metrics:

	As at November 30, 2015	As at February 28, 2015
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	7,784	23,692
Working Capital (Note 1)	9,337	61,000
Long Term Assets	4,852	18,546
Long Term Liabilities	892	34,778
Working Capital Ratio	1.2: 1	2.5: 1
Days Sales Outstanding in accounts receivable (Note 2)	110 days	96 days
Inventory Turnover	2.2 times	6.5 times

Note 1: The debt facility was included in long term liabilities at February 28, 2015

Note 2: Days Sales Outstanding in accounts receivable excluding a Tier 1 carrier in India at November 30, 2015 were 53 days (59 days at February 28, 2015). This is a non-GAAP measure. See "Use of Non-GAAP performance measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Cash and Cash Equivalents

        As at November 30, 2015, we had $7.8 million in Cash and Cash Equivalents ("Cash"), representing a $15.9 million decrease from the Cash balance at February 28, 2015.

        The following table explains the change in Cash during the three and nine months ended November 30, 2015.

	Three Months Ended November 30, 2015	Nine Months Ended November 30, 2015
Beginning Cash Balance	13,075	23,692
Net Loss–adjusted for certain non cash items	(4,953)	(15,851)
Change in inventory (net of inventory provisions)	1,589	(2,344)
Change in accounts receivable, and other current assets	11,487	23,221
Change in accounts payable and other liabilities	(7,204)	(12,454)
Nokia termination liability	—	(1,119)
Change in other	123	339

Working capital changes and other changes	5,995	7,643

Capital asset acquisitions	(39)	(1,290)
Purchases of intangible assets	(63)	(391)

Cash used in investing activities	(102)	(1,681)

Capital leases	(87)	(303)
Other changes to equity (ESPP and issuance costs charged to warrant)	6	32

Cash provided through financing activities	(81)	(271)

Change in cash before repayment of debt	859	(10,160)

Change in debt facility	(6,150)	(5,748)

Total Change in Cash	(5,291)	(15,908)

Ending Cash Balance	7,784	7,784

        Key points associated with the Cash decrease of $5.3 million in the third quarter of fiscal year 2016 include:

  •
  We repaid $6.2 million on the debt facility.

  •
  Working capital changes provided $6.0 million in cash.

  •
  We used $5.0 million in cash as a result of our net loss from operations.

  •
  Spending on capital acquisitions and software spending have been strictly controlled.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Working Capital

Changes in working capital	August 31, 2015 to November 30, 2015	February 28, 2015 to November 30, 2015
Beginning working capital balance	15,992	61,000
Cash and cash equivalents	(5,291)	(15,908)
Trade receivables	(9,724)	(21,060)
Inventory	(1,799)	1,109
Other current assets	(1,695)	(2,223)
Future income tax asset	(36)	(36)
Debt facility	6,150	(26,652)
Accounts payable and accrued liabilities	5,075	14,045
Deferred revenue	563	(1,194)
Capital lease obligation	149	303
Warrant liability	(47)	(47)

Net change in working capital	(6,655)	(51,663)

Ending working capital balance	9,337	9,337

  Trade Receivables

        Our trade receivables balance decreased by $21.1 million between February 28, 2015 and November 30, 2015 primarily due to lower sales levels in the three months ended November 30, 2015, compared to the fourth quarter of fiscal year 2015 (Q3 FY2016 vs. Q4 FY2015-$ 22.7 million lower). Our rate of collection has remained fairly consistent for most of our customers, so the reduction in accounts receivable is attributed primarily to the lower sales levels. Our allowance for doubtful accounts continues to represent a small percentage of our total trade receivables outstanding (November 30, 2015–1.0%; February 28, 2015–1.0%).

        As at November 30, 2015, two customers exceeded 10% of the total receivable balance. These customers represented 49% and 22% of the trade receivables balance (February 28, 2015–two customers represented 37% and 34% of the trade receivables balance).

        Included in G&A expenses is bad debt expense of ($0.1 million) and $0.1 million for the three and nine months ended November 30, 2015 (three and nine months ended November 30, 2014-nominal and $0.2 million).

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Inventory

        The inventory balance increased by $1.1 million relative to the closing balance at February 28, 2015. By product category the changes in inventory are as follows in USD millions:

Closing inventory February 28, 2015	24.3
Increase in Harmony Enhanced (product built for Tier 1 customer in India)	4.5
Increase in Horizon Compact Plus	1.3
Increase in inventory held for customer support & warranty	0.2
Decrease in Harmony (Flexipacket & Hubs for Enhanced) product porfolio	(5.0)
driven by a sale of raw material back to a contract manufacturer
Other	0.1

Net Change in Inventory	1.1

Ending inventory at November 30, 2015	25.4

        During the three months ended November 30, 2015, we entered into an agreement to sell back inventory to a contract manufacturer. The total reduction of raw material inventory was $10.2 million and we reduced accounts payable owing to the contract manufacturer by the same amount. Inventory increased at this contract manufacturer between February 28, 2015 and August 31, 2015 which is the explanation for why the $10.2 million reduction in inventory (when the transaction took place) is greater than the $5.0 million reduction in inventory described in the chart above. With the exception of an amount provided for, we expect to consume the transferred inventory over the normal course of business. As at November 30, 2015 we have provided $1.6 million for inventory owned by contract manufacturers.

  Accounts Payable and Accrued Liabilities

        The accounts payable and accrued liabilities balance decreased by $14.0 million between February 28, 2015 and November 30, 2015. This decrease was driven by the inventory transaction described above which decreased the payable balance to a contract manufacturer by $10.2 million. In addition we have reduced our inventory purchasing over the year as sales levels have declined.

Equity Offerings and Use of Proceeds

2014 Equity Offering

        On August 1, 2014 we completed a public equity offering (the "2014 Equity Offering"). Under the terms of the 2014 Equity Offering, we issued and sold 15,927,500 units at CAD$1.80 per unit for aggregate gross proceeds of $26.2 million (CAD$28.7 million). After deducting commissions and expenses, we realized net proceeds of $24.0 million. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one of our common shares at an exercise price of CAD$2.25 per share until August 1, 2016. Upon issuance, we recognized a liability in the amount of $2.6 million for the warrants.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

2013 Equity Offering

        On September 23, 2013, pursuant to the public equity offering of units (the "2013 Equity Offering"), we issued 11,910,000 common shares and 8,932,500 warrants for proceeds, before deducting fees and expenses, of approximately $25.0 million. After deducting fees and expenses, we realized net proceeds of $22.4 million. The units were offered at a price of $2.10 per unit. Each unit consisted of one common share and three quarters of one warrant. Each whole warrant originally entitled the holder to purchase one common share at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. In connection with the 2014 Equity Offering, and pursuant to the terms of such warrants, the exercise price of the warrants issued in the 2013 Equity Offering was changed to $1.30 per share. As at September 23, 2013 we recognized a liability in the amount of $6.4 million for the warrants.

Commitments as at November 30, 2015

        Future minimum operating lease payments as at November 30, 2015 per fiscal year relate to leases of office and warehouse space.

        They are as follows:

		Payment due by period (Figures are in thousands of USD)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total Operating Lease Obligations	$1,684	$1,460	$224	—	—

        We are subject to claims and legal actions in the normal course of our business activities. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Dubai	UAE	TECOM Investments FZ-LLC	November, 2016	$3,450
Luxembourg City	Luxembourg	FPS Office Center S.A.R.L.	Month to Month	$1,150
Singapore	Singapore	ARCC	February, 2016	$2,980
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$90,000
Herzlyia	Israel	Margalin Holdings Ltd.	November, 2016	$2,500
Shanghai	China	Shanghai Lingang Economic Development Group	September, 2017	$20,800
Gurgaon	India	Narinder Singh & Songs (P) LTD	March, 2018	$4,430

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce costs, and have in place subleases in Ottawa which reduce the monthly cost by approximately 10%.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and we take provisions against any portion of that inventory that we do not expect to be fully used based on current forecasts and projections. As mentioned previously, we would generally be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

        As at November 30, 2015, we have provisions totaling $1.6 million on inventory held by contract manufacturers that we do not expect to be fully used.

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Our warrants issued on August 1, 2014 in connection with the 2014 Equity Offering are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Capital Market under the symbol DRWIW.

        The following tables show common share activity in the three and nine months ended November 30, 2015.

Common Shares
Balance at February 28, 2015	75,290,818

ESPP	83,087
Exercise of restricted share units	60,000

Balance at August 31, 2015	75,433,905

ESPP	53,744

Balance at November 30, 2015	75,487,649

        The following is a summary of stock option activity:

	Three and nine months ended November 30, 2015
	Options	Weighted Average Exercise Price (CAD)
Options outstanding at February 28, 2015	3,985,587	$3.05
Granted	1,494,200	$0.77
Forfeited	(691,216)	$4.69

Options outstanding at August 31, 2015	4,788,571	$2.11

Granted	2,783,550	$0.12
Forfeited	(400,810)	$2.39

Options outstanding at November 30, 2015	7,171,311	$1.32

        As at November 30, 2015 the following securities were issued and outstanding: 75,487,649 common shares, options to purchase 7,171,311 common shares granted under our Share Based Compensation Plan, and warrants exercisable for 10,052,500 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

        As of January 13, 2016 the following securities were issued and outstanding: 75,493,512 common shares, options to purchase 6,961,381 common shares granted under our Share Based Compensation Plan, and warrants exercisable for 10,052,500 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. We will match the employees' contribution at a rate of 25%. During the three and nine months ended November 30, 2015 a total of 50,767 and 118,423 common shares were purchased by employees at fair market value, while we issued 11,735 and 27,802 common shares, net of forfeitures, as its matching contribution. The shares we contributed will vest twelve (12) months after issuance.

        We record an expense equal to the fair value of shares granted pursuant to the ESPP over the period the shares vest. The total fair value of the shares earned during the three and nine months ended November 30, 2015 was $2 thousand and $8 thousand with a corresponding credit to contributed surplus (three and nine months ended November 30, 2014-$3 thousand and $10 thousand). The fair value of the unearned ESPP shares as at November 30, 2015 was $11 thousand (November 30, 2014-$12 thousand). The number of shares held for release, and still restricted under the ESPP at November 30, 2015 was 23,703 (November 30, 2014-9,088).

Restricted Share Units (RSUs)

        Pursuant to the terms of our Share Based Compensation Plan, we entered into restricted share unit agreements with certain of our independent directors. These units which were issued during July 2014 were subject to each director's continued engagement on the Board for a period of one year from the date of issuance. All of the originally issued RSUs vested during the third quarter of fiscal year 2016 with the exception of 20,000 RSUs which were cancelled on April 14, 2015.

        The following table sets forth the summary of RSU activity under our Share Based Compensation Plan for the three and nine months ended November 30, 2015:

	Nine months ended November 30, 2015
	RSU's	Weighted Average Price (CAD)
RSU balances at February 28, 2015	80,000	$2.15
Forfeited	(20,000)	$2.15
Vested	(60,000)	$2.15

RSU balances at November 30, 2015	—	—

        We have recognized $nil and $39 thousand for the three and nine months ended November 30, 2015 as compensation expense for restricted share units, with a corresponding credit to contributed surplus.

Financial Instruments

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Categories for financial assets and liabilities

        The following table summarizes the carrying values of our financial instruments:

	November 30, 2015	February 28, 2015
Assets held at fair value (A)	7,784	23,692
Loans and receivables (B)	27,780	49,614
Other financial liabilities (C)	50,992	71,728
Liabilities held at fair value (D)	51	1,239

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, payroll related accruals, debt facility and termination fee

(D)
Warrant liability

Fair value

        We classify our fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs.

        The August 1, 2014 warrant liability is classified as Level 1 as the warrants issued in the 2014 Equity Offering are traded on the Toronto Stock Exchange and on the NASDAQ Capital Market.

        As at November 30, 2015 we held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	4	4

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        As at February 28, 2015, we held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	603	603

        A reconciliation of the Level 3 warrant liability measured at fair value for the three and nine months ended November 30, 2015 follows:

	Three and nine months ended November 30, 2015
	Warrants	$
Balance at February 28, 2015	2,088,750	603
Fair value adjustment-warrant liability	—	(585)

Balance at August 31, 2015	2,088,750	18

Fair value adjustment-warrant liability	—	(14)

Balance at November 30, 2015	2,088,750	4

Interest rate risk

        Cash, cash equivalents and our debt facility, which has interest rates with market rate fluctuations, expose us to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three and nine months ended November 30, 2015 was $0.5 million and $1.6 million on our cash, cash equivalents and debt facility (three and nine months ended November 30, 2014-expense of $0.3 million and $0.9 million).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on trade receivables and other receivables, and cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        As of November 30, 2015, if the U.S. dollar had appreciated 1% against all foreign currencies to which we have exposure, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a nominal increase in after-tax net loss for the three and nine months ended November 30, 2015 (three and nine months ended November 30, 2014-nominal decrease) with an equal and opposite effect if the U.S. dollar had depreciated 1% against all foreign currencies at November 30, 2015.

        The risk described above relates to balance sheet accounts. However, as the section under "Expenses" indicates fluctuations in the Canadian dollar relative to the USD make it relatively more or less expensive to operate our R&D and head office functions in Canada.

Economic Dependence

        We were dependent on two key customers with respect to revenue in the three months ended November 30, 2015. These customers represented approximately 40% and 15% of sales for the three months ended November 30, 2015 (three months ended November 30, 2014-two customers represented 50% and 26%).

        We were dependent on three key customers with respect to revenue in the nine months ended November 30, 2015. These customers represented approximately 43%, 16% and 11% of sales for the nine months ended November 30, 2015 (nine months ended November 30, 2014-two customers represented 56% and 17%).

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the three and nine months ended November 30, 2015), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at November 30, 2015 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO,

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective and that there are no material weaknesses in the Company's disclosure controls and procedures as of November 30, 2015.

Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Our standard warranty is typically between 12 and 36 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where conditions to final acceptance of the product are specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price both for the undelivered items and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based on estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns, stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty liability is estimated based on recent actual return experience and repair costs. Where product defects have been identified which would cause the cost or warranty experience to change, additional warranty costs are recognized.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of our intellectual property. Royalty revenue is recognized as it is earned.

  Advanced Replacement and Extended Warranty

        We offer our customers the option to purchase advanced replacement and extended warranty contracts either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides customers with the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Our standard warranty for customers generally varies between 12 and 36 months. Our extended warranty programs enable customers to continue to have repairs made as needed and customer support guidance beyond the standard warranty period.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and is not considered a separate unit of accounting.

  Installation

        Periodically, a customer may request that we arrange for the installation of our equipment. Installations are performed by a third party service provider. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

        The revenue recognition concepts highlighted above have not changed as a result of our acquisition of Nokia's microwave transport business. Shipping terms through the Nokia OEM sales channel follow the Incoterms used by our other customers and do not include acceptance criteria.

Research and Development

        Our research costs are expensed as incurred. Our development costs are expensed as incurred unless we meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against our deferred tax assets when we believe that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015–14, "Revenue from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements-Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

QuickLinks

  Exhibit 99.3